UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            GRANDSOUTH BANCORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   386627 10 3
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                                 (CUSIP Number)

                          Ronald K. Earnest, President
                            GrandSouth Bancorporation
                                 381 Halton Road
                        Greenville, South Carolina 29607
                                 (864) 770-1000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                           Suzanne Hulst Clawson, Esq.
                          Haynsworth Sinkler Boyd, P.A.
                              Post Office Box 11889
                         Columbia, South Carolina 29211
                                 (803) 779-3080

                                 August 19, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                     Page 2 of 4


                                  SCHEDULE 13D
CUSIP NO.  386627 10 3

1. NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

     Ronald Keith Earnest
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                    (b) [ ]
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3. SEC USE ONLY

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4.   SOURCE OF FUNDS PF
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5. CHECK IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO ITEMS 2(d)
or 2(e) [ ]

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER

        177,630
     --------------------------------------------------------------------------
     8. SHARED VOTING POWER

        0
     --------------------------------------------------------------------------
     9. SOLE DISPOSITIVE POWER

        177,630
     --------------------------------------------------------------------------
     10. SHARED DISPOSITIVE POWER

         0
     --------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    177,630
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12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
Instructions ) [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.6%
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14. TYPE OF REPORTING PERSON (See Instructions)

    IN
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                                                                     Page 3 of 4


Item 1.     Security and Issuer

This statement relates to the common stock of GrandSouth Bancorporation ("GrandSouth"), the principal offices of which are located at 381 Halton Road, Greenville, South Carolina 29607.

Item 2.     Identity and Background

Ronald Keith Earnest is a natural person whose business address is GrandSouth Bancorporation, 381 Halton Road, Greenville, South Carolina 29607. Mr. Earnest is the President of GrandSouth. During the past five years, Mr. Earnest has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, Mr. Earnest has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Earnest is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

The source of funds used by Mr. Earnest to make the purchase was personal funds. The shares of common stock to which this filing relates were acquired August 19, 2005 upon conversion of GrandSouth 10-Year Variable Rate Convertible Subordinated Debentures at a price of $5.12 per share. Mr. Earnest converted debentures in exchange for 9,765 shares of GrandSouth common stock for an aggregate conversion price of $49,996.80.

Item 4.     Purpose of Transaction

The purpose of the foregoing transaction was investment. Mr. Earnest does not have any current plans or proposals that would include any of the actions enumerated in subsections (a) through (j) of this item, though he may continue from time to time to make acquisitions or dispositions of GrandSouth securities.

Item 5.     Interest in Securities of the Issuer

Mr.  Earnest   beneficially  owns  177,630  shares,  or  5.6%,  of  GrandSouth's
outstanding  common  stock,   including  111,963  shares  subject  to  currently
exercisable options or options exercisable within 60 days.

Mr. Earnest has not had any transactions with respect to GrandSouth common stock in the preceding 60 days other than the transaction described in Item 3 above.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the GrandSouth securities owned by Mr. Earnest.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Earnest and any other person with respect to any of the securities of

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                                                                     Page 4 of 4

GrandSouth owned by him. None of the GrandSouth securities owned by him are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

Item 7.     Material to be Filed as Exhibits

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 9, 2005
                                                    s/ Ronald K. Earnest
                                                    ----------------------------
                                                    Ronald K. Earnest